1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ELISE M. DOLAN
elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
April 12, 2010
VIA EDGAR
Mr. Craig Ruckman
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”) SEC File Numbers: 333-35883 and 811-08361
Dear Mr. Ruckman:
This letter responds to comments you provided to Reza Pishva and J. Matthew Thornton of Dechert LLP in a telephonic discussion on Monday, March 22, 2010, with respect to your review of Post-Effective Amendment No. 21 to the Trust’s registration statement filed with the Securities and Exchange Commission on February 3, 2010. We have reproduced your comments below, followed by our responses. In addition, we are submitting electronically with this letter certain marked pages from the revised Goldman Sachs Large Cap Value Fund Institutional Shares Prospectus, so that you can see how we have incorporated your global Prospectus comments (Comments 3 through 17 below) in the Funds’ Prospectuses.
General Comments
1.	Comment: Please provide a copy of the legend pursuant to Rule 498(b)(i)(v) that will be used in the Fund’s summary prospectus.

Response: Certain of the Funds intend to use summary prospectuses pursuant to Rule 498 under the Securities Act of 1933. The form of legend to be used is as follows:

“Before you invest, you may want to review the [name of fund] (the “Fund”) Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent annual reports to shareholders, online at
US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

April 12, 2010 Page 2
www.goldmansachsfunds.com/summaries. You can also get this information at no cost by calling 1-800-621-2550 or by sending an email request to gs-funds-document-requests@gs.com. The Fund’s Prospectus and SAI, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.”

Please note, however, that for certain of the summary prospectuses the legend above may be modified to instead provide the website and/or contact information of certain of the insurance companies that invest in the Funds (and with which variable contract holders are more likely to interact).
2.	Comment: Please confirm that each Fund will post proxy materials on a website in accordance with Rule 14a-16 under the Securities Exchange Act of 1934.

Response: We hereby confirm that the Funds will comply with the requirements of Rule 14a-16 under the Securities Exchange Act of 1934 with respect to website posting of proxy materials.
Global Summary Section Prospectus Comments—All Funds
3.	Comment: In the “Fees and Expenses” table in each Fund’s summary section, please confirm that the Fund will not include a footnote relating to fee waivers and/or expense limitation arrangements unless they will actually reduce the Fund’s operating expenses for no less than one year from the effective date of the Fund’s registration statement.

Response: We hereby confirm that in each Fund’s “Fees and Expenses” table, the Fund will not include a footnote relating to fee waivers and/or expense limitations unless these arrangements will actually reduce the Fund’s operating expenses for no less than one year from the effective date of the Fund’s registration statement.

4.	Comment: In the “Expense Example” of each Fund’s summary section, please delete the parenthetical with respect to expense limitations and/or fee waivers in the third sentence.

Response: We have incorporated your comment for those Funds with expense limitation arrangements that were not triggered and did not actually reduce the Funds’ operating expenses (and therefore had no effect on the expense example calculations). For those Funds with expense limitation (and, as applicable, fee waiver) arrangements that did reduce the Funds’ operating expense and will continue for at least one year from the effective date of the Fund’s registration statement, we have retained this disclosure in

April 12, 2010 Page 3
a more succinct form, because we believe that it clarifies the manner in which we are calculating the figures in the example.
5.	Comment: In the introduction to the “Fees and Expenses” table and the “Expense Example” in each Fund’s summary section, please state that separate account expenses are not included and that, if they were included, expenses would be higher.

Response: We have incorporated your comment.

6.	Comment: Please confirm that, as required by Items 4(a) and (b) of Form N-1A, the “Fund Strategy” and “Principal Risks of the Fund” sections of each Fund’s summary appropriately summarize, based on the Fund’s responses to Items 9(b) and 9(c), the Fund’s principal investment strategies and principal risks.

Response: We hereby confirm that, as required by Items 4(a) and (b) of Form N-1A, we believe the “Fund Strategy” and “Principal Risks of the Fund” sections of each Fund’s summary appropriately summarize, based on the Fund’s responses to Items 9(b) and 9(c), the Fund’s principal investment strategies and principal risks.

7.	Comment: In the “Performance” section of each Fund’s summary, please remove the second sentence in its entirety.

Response: We have incorporated your comment.

8.	Comment: In the “Performance” section of each Fund’s summary, please confirm that the web address provided will link to the performance information for the Fund.

Response: We have revised the website address provided in each Fund’s summary. Investors can navigate intuitively from the website address provided to access updated monthly performance information for each of the Funds.

9.	Comment: In the “Performance” section of each Fund’s summary, please delete the first footnote under the “Average Annual Total Return” table.

Response: We have incorporated your comment.

10.	Comment: In the “Performance” section of each Fund’s summary, please delete the second footnote under the “Average Annual Total Return” table.

April 12, 2010 Page 4
Response: We have incorporated your comment.
11.	Comment: Please revise the “Tax Information” section of each Fund’s summary as necessary to make it more relevant in the variable insurance products context.

Response: We have incorporated your comment.

12.	Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section of each Fund’s summary, please confirm that, by following the steps described in the third sentence, an investor would be reasonably likely to obtain this information.

Response: Please note that we have included this disclosure because it is required by Item 8 of Form N-1A. As a general matter, we believe that insurance companies and salespersons would be the appropriate points of contact for questions regarding this type of information.
Global Prospectus Comments (Outside of Summary Sections)—All Funds
13.	Comment: In the “Investment Management Approach” section of each Prospectus, general information regarding the Investment Adviser’s investment philosophy and approach is included separately from each Fund’s principal investment strategies. If such information is part of the principal investment strategies of the Fund, please include it in the “Principal Investment Strategies” section.

Response: We have incorporated your comment for each Fund by relocating such disclosure regarding the Investment Adviser’s investment philosophy and approach under a newly created sub-section under “Principal Investment Strategies”.

14.	Comment: In the “Risks of the Fund” section of each Prospectus, please clearly segregate principal risks from non-principal risks. In addition, please ensure that each principal risk corresponds to a principal investment strategy of the Fund, and that each principal risk disclosed in the summary section is included in this section.

Response: We have incorporated your comment. We hereby confirm that each principal risk disclosed in each Fund’s summary section is also included (and classified as a principal risk) in the “Risks of the Fund” section, and that each principal risk corresponds to a principal investment strategy of the Fund.

April 12, 2010 Page 5
15.	Comment: Please clarify the purpose of the table included under “Risks of the Fund” in each Prospectus.

Response: We believe that this table provides investors with a succinct and easily-understood summary of the risks of investing in each Fund.

16.	Comment: Please disclose whether the investment objective and principal investment strategies of each Fund can be changed without a shareholder vote.

Response: We have incorporated your comment.

17.	Comment: In “Appendix A” of each Prospectus, please distinguish or segregate the principal risks from the non-principal risks.

Response: We have incorporated your comment.
Individual Prospectus Comments
Goldman Sachs Equity Index Fund Prospectus
18.	Comment: Please incorporate risk disclosure relating to investments in index futures under the “Principal Risks of the Fund” section.

Response: The Fund does not consider the risk associated with investing in index futures to be a principal risk.

19.	Comment: Under “Service Providers—Investment Adviser”, please clarify the information to which the term “foregoing” refers.

Response: We have incorporated your comment.

20.	Comment: Under “Service Providers—Investment Adviser”, please remove the disclosure stating that the sub-adviser may be replaced, and additional sub-advisers may be retained, without shareholder approval, unless the Fund has filed an application for “manager of managers” exemptive relief.

Response: We have incorporated your comment by deleting this disclosure.

April 12, 2010 Page 6
Goldman Sachs Money Market Fund Prospectus
21.	Comment: Please clarify that the disclosure contained in the last seven bullet points under “Investment Management Approach—Money Market Fund” is not a part of the sub-section “Managing Liquidity”.

Response: We have inserted a new sub-heading above these seven bullet points, to clarify that they do not relate to the “Managing Liquidity” sub-section.

22.	Comment: Please relocate the description of the Fund’s benchmark under “Investment Management Approach—Money Market Fund” to a more appropriate location. In addition, describe the purpose of the benchmark and how it is used by the Fund.

Response: We have deleted this disclosure from the Prospectus.

23.	Comment: Please confirm that the footnote references within the table under “Investment Management Approach—Investment Policies Matrix” are correct.

Response: We have revised the footnote references within this table, and they are now correct.
Goldman Sachs Core Fixed Income Fund Prospectus
24.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, confirm whether “foreign risk” and “emerging countries risk” should be included as principal risks in response to Item 4 of Form N-1A.

Response: Upon further review, we have incorporated disclosure with respect to “foreign risk” as a principal risk of the Fund. The Fund does not consider “emerging countries risk” to be a principal risk. We hereby confirm that “Principal Risks of the Fund” in the summary section now contains a complete summary of the principal risks of investing in the Fund.
Goldman Sachs Growth Opportunities Fund Prospectus
25.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically,

April 12, 2010 Page 7
confirm whether “foreign risk” and “emerging countries risk” should be included as principal risks in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “foreign risk” or “emerging countries risk” to be principal risks.
26.	Comment: Please add disclosure to the “Fund Strategy” summary section about the Fund’s ability to invest in small cap stocks (“small cap risk” is included as a principal risk of the Fund).

Response: We have deleted “small cap risk” as a principal risk, because the Fund does not consider investing in small cap stocks to be a principal investment strategy, and it therefore does not consider the risk associated with small cap investment to be a principal risk.
Goldman Sachs Mid Cap Value Fund Prospectuses
27.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, confirm whether “foreign risk” and “emerging countries risk” should be included as principal risks in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “foreign risk” or “emerging countries risk” to be principal risks.

28.	Comment: To the extent that “liquidity risk” and “initial public offering risk” are principal risks of the Fund, please incorporate corresponding disclosure in the “Fund Strategy” summary section.

Response: The Fund does not consider “liquidity risk” and “initial public offering risk” to be principal risks, and we have removed the related disclosure from the “Principal Risks of the Fund” section.
Goldman Sachs Strategic International Equity Fund Prospectuses
29.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically,

April 12, 2010 Page 8
confirm whether “interest rate risk” and “credit/default risk” should be included in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “interest rate risk” or “credit/default risk” to be principal risks.
30.	Comment: Under “Service Providers—Management Fee”, please explain any changes made to the basis of computing the Investment Adviser’s management fee, in response to Instruction 2 to Item 10 of Form N-1A.

Response: We have incorporated your comment by noting that in 2009 the Fund’s contractual management fee rates were reduced.
Goldman Sachs Large Cap Value Fund Prospectuses
31.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, confirm whether “foreign risk”, “interest rate risk” and “credit/default risk” should be included in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “foreign risk”, “interest rate risk” or “credit/default risk” to be principal risks.

32.	Comment: In the “Investment Management Approach” section, the table under “Other Investment Practices and Securities” states that the Fund may invest up to 25% of its net assets in emerging country securities. Please disclose this as a principal investment strategy in response to Items 4 and 9 of Form N-1A.

Response: While the Fund is permitted by policy to invest up to 25% of its net assets in emerging country securities (and includes this disclosure under “Other Investment Practices and Securities” for the sake of completeness), it does not consider investing in emerging country securities to be a principal investment strategy and does not intend to invest a significant portion of its assets in these securities.

April 12, 2010 Page 9
Goldman Sachs Strategic Growth Fund Prospectuses
33.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, confirm whether “foreign risk” and “emerging countries risk” should be included as principal risks in response to Item 4 of Form N-1A.

Response: Upon further review, we have incorporated disclosure with respect to “foreign risk” as a principal risk of the Fund. The Fund does not consider “emerging countries risk” to be a principal risk. We hereby confirm that “Principal Risks of the Fund” in the summary section now contains a complete summary of the principal risks of investing in the Fund.
Goldman Sachs Structured Small Cap Equity Fund Prospectuses
34.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, confirm whether “foreign risk” should be included in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “foreign risk” to be a principal risk.

35.	Comment: The “Fund Strategy” section of the summary states that the Fund may invest in fixed income securities. Please add corresponding risk disclosure to “Principal Risks of the Fund” in the summary section.

Response: The Fund does not invest a significant portion of its assets in fixed income securities, and it therefore does not consider the risks associated with investing in fixed income securities to be principal risks. In addition, please note that the Fund’s investments in fixed income securities are limited to cash equivalents.
Goldman Sachs Structured U.S. Equity Fund Prospectuses
36.	Comment: Please confirm that footnote 1 to the table under “Fees and Expenses of the Fund” is responsive to Instruction 3(d)(iii) to Item 3 of Form N-1A.

Response: We hereby confirm that footnote 1 to the table under “Fees and Expenses of the Fund” is responsive to Instruction 3(d)(iii) to Item 3 of Form N-1A.

April 12, 2010 Page 10
37.	Comment: Please confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. Specifically, please confirm whether “foreign risk” and “index tracking error risk” should be included in response to Item 4 of Form N-1A.

Response: We hereby confirm that “Principal Risks of the Fund” in the summary section contains a complete summary of the principal risks of investing in the Fund. The Fund does not consider “foreign risk” or “index tracking error risk” to be principal risks. With respect to “index tracking error risk”, please note that while the Fund will generally maintain certain characteristics similar to those of its index, it is not an index fund and does not seek to track the performance of its index.

38.	Comment: Please add disclosure to the “Fund Strategy” summary section about high portfolio turnover as a principal investment strategy of the Fund.

Response: We have incorporated your comment.

39.	Comment: The “Fund Strategy” section of the summary states that the Fund may invest in fixed income securities. Please add corresponding risk disclosure to “Principal Risks of the Fund” in the summary section.

Response: The Fund does not invest a significant portion of its assets in fixed income securities, and it therefore does not consider the risks associated with investing in fixed income securities to be principal risks. In addition, please note that the Fund’s investments in fixed income securities are limited to cash equivalents.

40.	Comment: Under “Service Providers—Management Fee”, please explain any changes made to the basis of computing the Investment Adviser’s management fee, in response to Instruction 2 to Item 10 of Form N-1A.

Response: We have incorporated your comment by noting that in 2009 the Fund’s contractual management fee rates were reduced.

April 12, 2010 Page 11
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.

Very Truly Yours,
/s/ Elise M. Dolan

Elise M. Dolan

cc:    Patricia Meyer, Goldman Sachs Asset Management